EXHIBIT 12.01

EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges

	First Quarter
(Dollars in millions)	2014	2013
Earnings before income taxes	$321	$344
Add:
Interest expense	45	48
Appropriate portion of rental expense (1)	5	6
Amortization of capitalized interest	2	2
Earnings as adjusted	$373	$400

Fixed charges:
Interest expense	$45	$48
Appropriate portion of rental expense (1)	5	6
Capitalized interest	2	1
Total fixed charges	$52	$55

Ratio of earnings to fixed charges	7.2x	7.3x

(1)	For all periods presented, the interest component of rental expense is estimated to equal one-third of such expense.

48